EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Month Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Net Income	$90	$63	$173	$135

Add:
Provision for income taxes	48	34	89	69

Deduct:
Equity in profit of partnerships	(2)	(1)	(4)	(1)

Profit before taxes	$136	$96	$258	$203

Fixed charges:
Interest on borrowed funds	$188	$121	$361	$242
Rentals at computed interest*	2	2	3	3

Total fixed charges	$190	$123	$364	$245

Profit before taxes plus fixed charges	$326	$219	$622	$448

Ratio of profit before taxes plus fixed charges to fixed charges	1.72	1.78	1.71	1.83

                                     *Those portions of rent expense that are representative of interest cost.